Exhibit 99.1

NEWS RELEASE

Fortuna to release second quarter 2023 financial results on August 9, 2023; Conference call at 12 p.m. Eastern time on August 10, 2023

Vancouver, July 25, 2023-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will release its unaudited financial statements and MD&A for the second quarter 2023 on Wednesday, August 9, 2023, after the market closes.

A conference call to discuss the financial and operational results will be held on Thursday, August 10, 2023, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer – Latin America, David Whittle, Chief Operating Officer – West Africa, Paul Weedon, Senior Vice President, Exploration, and Julien Baudrand, Senior Vice President, Sustainability.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/48784 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, August 10, 2023
Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062
Dial in number (International): +1.973.528.0011
Access code: 333780

Replay number (Toll Free): +1.877.481.4010
Replay number (International): +1.919.882.2331
Replay passcode: 48784

Playback of the earnings call will be available until Thursday, August 24, 2023. Playback of the webcast will be available until Saturday, August 10, 2024. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For further information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube